SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

The Lion Electric Company

(Name of Issuer)

Common Shares

(Title of Class of Securities)

536221104

(CUSIP Number)

July 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	536221104	Page 2 of 5

1	NAME OF REPORTING PERSON Investissement Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,094,462 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,094,462 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,094,462 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.59%(2)
12	TYPE OF REPORTING PERSON
CO

(1)	Consists of (i) 1,714,618 common shares (“Common Shares”) of The Lion Electric Company (the “Issuer”), and (ii) 19,379,844 Common Shares issuable upon the conversion of convertible debentures (“Conversion Shares”) purchased by Investissement Québec (“IQ”) for an aggregate amount of $50,000,000. The Conversion Shares are convertible at IQ’s option at $2.58 per Common Share.

(2)	The percentage reported in this Schedule 13G is based upon 245,564,776 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended, calculated as the sum of 225,926,777 Common Shares outstanding according to the Subscription Agreement dated July 17, 2023 between the Issuer and IQ, plus 258,155 Common Shares of the Issuer issued as a participating fee in relation to the financing transactions of the Issuer having closed on July 19, 2023 (of which 174,418 Common Shares have been issued to IQ as a participating fee), plus 19,379,844 Conversion Shares.

CUSIP No.	536221104	Page 3 of 5

Item 1(a).	Name of Issuer

The Lion Electric Company

Item 1(b).	Address of Issuer’s Principal Executive Offices

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

Canada

Item 2(a).	Name of Person(s) Filing

Investissement Québec

Item 2(b).	Address of Principal Business Office or, if none, Residence

1001 Boulevard Robert-Bourassa, bureau 1000

Montréal (Québec) H3B 4L4

Canada

Item 2(c).	Citizenship

Québec, Canada

Item 2(d).	Title of Class of Securities

Common Share, no par value.

Item 2(e).	CUSIP Number

536221104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

CUSIP No.	536221104	Page 4 of 5

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page and are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item	10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	536221104	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

INVESTISSEMENT QUEBEC

By:	/s/ Frédéric Simard
Name:	Frédéric Simard
Title:	Authorized Signatory

By:	/s/ Marc Fortin
Name:	Marc Fortin
Title:	Authorized Signatory